UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vivus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928551100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928551100	Schedule 13G	Page 2 of 12

____________________________________________________________

1.	Name of Reporting Person	Aisling Capital II, LP
I.R.S. Identifica-
tion No. of Above Person

____________________________________________________________

2.	Check the Appropriate Box (a)	☐
if a Member of a Group	(b)	☒

____________________________________________________________

3.	S.E.C. Use Only

____________________________________________________________

4.	Citizenship or Place of Organization	Delaware

____________________________________________________________

Number of Shares	(5)	Sole Voting Power	3,269,329
Beneficially	(6)	Shared Voting Power	0
Owned by Each	(7)	Sole Dispositive Power	3,269,329
Reporting Person	(8)	Shared Dispositive Power	0

____________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,269,329

____________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

____________________________________________________________

11.	Percent of Class Represented by Amount in Row 9	5.6%

____________________________________________________________

12.	Type of Reporting Person	PN

____________________________________________________________

CUSIP NO. 928551100	Schedule 13G	Page 3 of 12

____________________________________________________________

1.	Name of Reporting Person	Aisling Capital Partners, LP
I.R.S. Identifica-
tion No. of Above Person

____________________________________________________________

2.	Check the Appropriate Box (a)	☐
if a Member of a Group	(b)	☒

____________________________________________________________

3.	S.E.C. Use Only

____________________________________________________________

4.	Citizenship or Place of Organization	Delaware

____________________________________________________________

Number of Shares	(5)	Sole Voting Power	3,269,329
Beneficially	(6)	Shared Voting Power	0
Owned by Each	(7)	Sole Dispositive Power	3,269,329
Reporting Person	(8)	Shared Dispositive Power	0

____________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,269,329

____________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

____________________________________________________________

11.	Percent of Class Represented by Amount in Row 9	5.6%

____________________________________________________________

12.	Type of Reporting Person	PN

____________________________________________________________

CUSIP NO. 928551100	Schedule 13G	Page 4 of 12

____________________________________________________________

1.	Name of Reporting Person	Aisling Capital Partners LLC
I.R.S. Identifica-
tion No. of Above Person

____________________________________________________________

2.	Check the Appropriate Box (a)	☐
if a Member of a Group	(b)	☒

____________________________________________________________

3.	S.E.C. Use Only

____________________________________________________________

4.	Citizenship or Place of Organization	Delaware

____________________________________________________________

Number of Shares	(5)	Sole Voting Power	3,269,329
Beneficially	(6)	Shared Voting Power	0
Owned by Each	(7)	Sole Dispositive Power	3,269,329
Reporting Person	(8)	Shared Dispositive Power	0

____________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,269,329

____________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
___________________________________________________________

11.	Percent of Class Represented by Amount in Row 9	5.6%

____________________________________________________________

12.	Type of Reporting Person	OO

____________________________________________________________

CUSIP NO. 928551100	Schedule 13G	Page 5 of 12

____________________________________________________________

1.	Name of Reporting Person	Steve Elms
I.R.S. Identifica-
tion No. of Above Person

____________________________________________________________

2.	Check the Appropriate Box (a)	☐
if a Member of a Group	(b)	☒

____________________________________________________________

3.	S.E.C. Use Only

____________________________________________________________

4.	Citizenship or Place of Organization	United States

____________________________________________________________

Number of Shares	(5)	Sole Voting Power	0
Beneficially	(6)	Shared Voting Power	3,269,329
Owned by Each	(7)	Sole Dispositive Power	0
Reporting Person	(8)	Shared Dispositive Power	3,269,329

____________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,269,329

____________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

____________________________________________________________

11.	Percent of Class Represented by Amount in Row 9	5.6%

____________________________________________________________

12.	Type of Reporting Person	IN

____________________________________________________________

CUSIP NO. 928551100	Schedule 13G	Page 6 of 12

____________________________________________________________

1.	Name of Reporting Person	Dennis Purcell
I.R.S. Identifica-
tion No. of Above Person

____________________________________________________________

2.	Check the Appropriate Box (a)	☐
if a Member of a Group	(b)	☒

____________________________________________________________

3.	S.E.C. Use Only

____________________________________________________________

4.	Citizenship or Place of Organization	United States

____________________________________________________________

Number of Shares	(5)	Sole Voting Power	0
Beneficially	(6)	Shared Voting Power	3,269,329
Owned by Each	(7)	Sole Dispositive Power	0
Reporting Person	(8)	Shared Dispositive Power	3,269,329

____________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,269,329

____________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

____________________________________________________________

11.	Percent of Class Represented by Amount in Row 9	5.6%

____________________________________________________________

12.	Type of Reporting Person	IN

____________________________________________________________

CUSIP NO. 928551100	Schedule 13G	Page 7 of 12

____________________________________________________________

1.	Name of Reporting Person	Andrew Schiff
S.S. or I.R.S. Identifica-
tion No. of Above Person

____________________________________________________________

2.	Check the Appropriate Box (a)	☐
if a Member of a Group	(b)	☒

____________________________________________________________

3.	S.E.C. Use Only

____________________________________________________________

4.	Citizenship or Place of Organization	United States

____________________________________________________________

Number of Shares	(5)	Sole Voting Power	0
Beneficially	(6)	Shared Voting Power	3,269,329
Owned by Each	(7)	Sole Dispositive Power	0
Reporting Person	(8)	Shared Dispositive Power	3,269,329

____________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,269,329

____________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

____________________________________________________________

11.	Percent of Class Represented by Amount in Row 9	5.6%

____________________________________________________________

12.	Type of Reporting Person	IN

____________________________________________________________

CUSIP NO. 928551100	Schedule 13G	Page 8 of 12

                Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, the undersigned (the "Reporting Persons") hereby amend their Schedule 13G Statement dated July 19, 2007 relating to the shares of common stock, par value $0.001 per share (the "Common Stock" or "Shares"), of Vivus, Inc. (the "Company").

Item 1.	(a) Name of Issuer Vivus, Inc.
(b) Address of Issuer’s Principal Executive Offices 1172 Castro Street Mountain View, CA 94040
Item 2.	No material change.
Item 3.	No material change.
Item 4.	Ownership.
(a) Amount Beneficially Owned: Each of the Reporting Persons may be deemed to beneficially own an aggregate of 3,269,329 Shares.
(b)

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 58,658,748 Shares outstanding as of October 25, 2007, each of the Reporting Persons may be deemed to beneficially own approximately 5.6% of the outstanding Shares.

(c)

Number of Shares as to Which Such Person Has:

(i)   Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 3,269,329 Shares beneficially owned by Aisling.

(ii)  By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Mr. Elms, Mr. Purcell, and Mr. Schiff, may be deemed to share the power to direct the voting and disposition of the 3,269,329 Shares beneficially owned by Aisling.

CUSIP NO. 928551100	Schedule 13G	Page 9 of 12

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person No material change.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable.
Item 9.	Notice of Dissolution of Group Not applicable.
Item 10.

Certification

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 928551100	Schedule 13G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2008

AISLING CAPITAL II, LP

By:	Aisling Capital Partners, LP

General Partner

By:	Aisling Capital Partners LLC

Managing Member

By:	/s/ Dennis Purcell

Name: Dennis Purcell

Title: Managing Member and

Senior Managing Director

AISLING CAPITAL PARTNERS, LP

By:	Aisling Capital Partners LLC

Managing Member

By:	/s/ Dennis Purcell

Name: Dennis Purcell

Title: Managing Member and

Senior Managing Director

AISLING CAPITAL PARTNERS LLC

By:	/s/ Dennis Purcell

Name: Dennis Purcell

Title: Managing Member and

Senior Managing Director

CUSIP NO. 928551100	Schedule 13G	Page 11 of 12

/s/ Steve Elms

Steve Elms

/s/ Dennis Purcell

Dennis Purcell

/s/ Andrew Schiff

Andrew Schiff

CUSIP NO. 928551100	Schedule 13G	Page 12 of 12

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).